EXHIBIT 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED  BYLAWS
OF
WITNESS SYSTEMS, INC.
(A DELAWARE CORPORATION)

In accordance with the resolutions of the Board of Directors adopted on April 27, 2007, the Amended and Restated Bylaws (the “Bylaws”), of WITNESS SYSTEMS, INC., a Delaware corporation (the “Corporation”) are hereby amended as follows:

1.                                       Section 2.5 of the Bylaws be, and it hereby is, deleted in its entirety and the following is inserted in lieu thereof:

Section 2.5.  CONDUCT OF MEETINGS. All annual and special meetings of stockholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine subject to the requirements of applicable law and, as to matters not governed by such rules and procedures, as the chairman of such meeting shall determine. The chairman of any annual or special meeting of stockholders shall be the Chairman of the Board or the Chief Executive Officer. The Secretary, or in the absence of the Secretary, a person designated by the Chairman of the Board or the Chief Executive Officer (whoever is acting as chairman of the meeting), shall act as secretary of the meeting.

2.                                       The first sentence of the second paragraph of Section 2.6 of the Bylaws be, and it hereby is, deleted in its entirety and the following is inserted in lieu thereof:

In the absence of a quorum, the Chairman of the Board or the Chief Executive Officer (whoever is acting as chairman of the meeting) or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.